May 27, 2025

Ryuichi Sasaki
Chief Executive Officer
CTW Cayman
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan

       Re: CTW Cayman
           Registration Statement on Form F-1
           Filed May 15, 2025
           File No. 377-07710
Dear Ryuichi Sasaki:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Summary Combined Financial Data, page 17

1. Please revise to only present the pro forma earnings per share information for the most recent fiscal year and the most recent interim period. Refer Article 11-02(c)(2)(i) of
       Regulation S-X.
Risk Factors, page 19

2. We note your response to prior comment 3 regarding how you calculate monthly active users (MAUs) and paying monthly active users (PMAUs). Given the potential inflation of active user metrics due to multiple device logins by the same user, we believe that you should highlight the potential for inflated calculations of both metrics in a risk factor.
 May 27, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics
Key Operating Metrics, page 60

3. We note your response to prior comment 7. Please tell us, and revise further to clarify, how you determine the amount of advertising expense to acquire created users used in the calculation of return on average spend (ROAS). In addition, revise to clarify as you have in your response, that the methodology for calculating this measure differs from gross in-game purchase activity disclosed elsewhere in the filing as ROAS focuses solely on acquired users during a specific period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Larry Spirgel at 202-551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Richard J. Chang, Esq.